Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

February 13, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 8 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001387131-22-009924) on September 21, 2022, for the purpose of, inter alia, registering shares of Rex Daily Target 1.5X MSTR ETF, which was originally named REX 2X MSTR ETF (the “Fund”), as new series of the Trust.

The Amendment was originally scheduled to become effective on December 5, 2022. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 38 (filed on December 2, 2022, Accession No. 0001387131-22-012084);

●	Post-Effective Amendment No. 41 (filed on December 20, 2022, Accession No. 0001387131-22-012571);

●	Post-Effective Amendment No. 48 (filed on January 11, 2023, Accession No. 0001387131-23-000239);

●	Post-Effective Amendment No. 53 (filed on January 26, 2023, Accession No. 0001387131-23-000732);

●	Post-Effective Amendment No. 59 (filed on February 16, 2023, Accession No. 0001839882-23-004006);

●	Post-Effective Amendment No. 62 (filed on March 2, 2023, Accession No. 0001839882-23-005850);

●	Post-Effective Amendment No. 64 (filed on March 16, 2023, Accession No. 0001387131-23-003480);

●	Post-Effective Amendment No. 69 (filed on March 30, 2023, Accession No. 0001387131-23-004214);

●	Post-Effective Amendment No. 77 (filed on April 13, 2023, Accession No. 0001839882-23-009539);

●	Post-Effective Amendment No. 81 (filed on April 27, 2023, Accession No. 0001387131-23-005523);

●	Post-Effective Amendment No. 85 (filed on May 4, 2023, Accession No. 0001387131-23-006044);

●	Post-Effective Amendment No. 87 (filed on May 11, 2023, Accession No. 0001387131-23-006395);

●	Post-Effective Amendment No. 90 (filed on May 23, 2023, Accession No. 0001387131-23-006767);

●	Post-Effective Amendment No. 94 (filed on June 1, 2023, Accession No. 0001387131-23-007126);

●	Post-Effective Amendment No. 96 (filed on June 8, 2023, Accession No. 0001387131-23-007414)

●	Post-Effective Amendment No. 98 (filed on June 15, 2023, Accession No. 0001387131-23-007588)

●	Post-Effective Amendment No. 104 (filed on July 6, 2023, Accession No. 0001387131-23-008252)

●	Post-Effective Amendment No. 108 (filed on July 27, 2023, Accession No. 0001387131-23-008779)

●	Post-Effective Amendment No. 110 (filed on August 10, 2023, Accession No. 0001387131-23-009563)

●	Post-Effective Amendment No. 112 (filed on August 17, 2023, Accession No. 0001387131-23-009926)

●	Post-Effective Amendment No. 115 (filed on August 22, 2023, Accession No. 0001387131-23-010042)

●	Post-Effective Amendment No. 119 (filed on August 31, 2023, Accession No. 0001387131-23-010661)

●	Post-Effective Amendment No. 121 (filed on September 7, 2023, Accession No. 0001387131-23-010909)

●	Post-Effective Amendment No. 126 (filed on September 21, 2023, Accession No. 0001387131-23-011426)

●	Post-Effective Amendment No. 129 (filed on October 5, 2023, Accession No. 0001387131-23-011934)

●	Post-Effective Amendment No. 133 (filed on November 1, 2023, Accession No. 0001839882-23-029265)

●	Post-Effective Amendment No. 142 (filed on November 28, 2023, Accession No. 0001999371-23-000591)

●	Post-Effective Amendment No. 149 (filed on December 21, 2023, Accession No. 0001839882-23-034332)

●	Post-Effective Amendment No. 159 (filed on January 24, 2024, Accession No. 0001999371-24-000763)

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments (solely with respect to the Funds).

The withdrawal of the Amendment and each of the Delaying Amendments relates solely to the Fund. No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the offering of this particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC